Exhibit 5.2

Faegre Baker Daniels LLP

2200 Wells Fargo Center 90 South Seventh Street

Minneapolis Minnesota 55402-3901

Phone +1 612 766 7000

Fax +1 612 766 1600

June 5, 2015

Berry Plastics Corporation

101 Oakley Street

Evansville, Indiana 47710

Ladies and Gentlemen:

We have acted as local Minnesota counsel for BPRex Product Design and Engineering Inc., a Minnesota corporation (the “Minnesota Guarantor”), in connection with the registration, pursuant to a Registration Statement on Form S-3 (the “Registration Statement”) of Berry Plastics Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), of the proposed offer and sale of $700 million of the Company’s 5.125% Second Priority Senior Secured Notes due 2023 (the “Notes”).

The Notes are to be issued under an Indenture dated as of June 5, 2015 (the “Indenture”) among the Company, U.S. Bank National Association, a national banking association, Berry Plastics Group, Inc., a Delaware corporation, and the Subsidiary Guarantors (as defined therein) party thereto from time to time (including without limitation the Minnesota Guarantor), and are to be guaranteed by the Subsidiary Guarantors pursuant to a guarantee (the “Guarantee”) contained in the Indenture.

For purposes of rendering the opinions set forth below, we have made such examination of law as we have deemed necessary as a basis for such opinions and have reviewed originals or facsimile or electronic copies of the following documents:

(i)	the Indenture;

(ii)	the articles of incorporation the Minnesota Guarantor, as certified by the Minnesota Secretary of State as of May 6, 2015, the bylaws of the Minnesota Guarantor, and resolutions of the board of directors of the Minnesota Guarantor approving the Guarantee, together with a certificate of the Secretary or an Assistant Secretary of the Minnesota Guarantor dated the date hereof certifying as to such documents and as to the incumbency of officers of the Minnesota Guarantor (the “Secretary’s Certificate”);

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(iii)	a certificate of an officer of the Minnesota Guarantor dated the date hereof certifying as to certain additional matters relevant to the opinions expressed herein (the “Officer’s Certificate”); and

(iv)	a good standing certificate for the Minnesota Guarantor dated May 6, 2015 from the Secretary of State of the State of Minnesota (the “Good Standing Certificate”).

We have not reviewed any document other than the documents listed above for purposes of rendering the opinions expressed herein and we have assumed that there are no provisions of any such other document that bear upon or are inconsistent with such opinions. The articles of incorporation and bylaws of the Minnesota Guarantor attached to the Secretary’s Certificate are hereinafter collectively called the “Organizational Documents”.

Based upon and subject to the foregoing and the assumptions, qualifications and exceptions set forth below, we are of the opinion that:

(1) The Minnesota Guarantor is a corporation validly existing and in good standing under the laws of the State of Minnesota.

(2) The Minnesota Guarantor has the corporate power to execute and deliver the Indenture and to Guarantee the Notes pursuant to the Indenture.

(3) The execution and delivery by the Minnesota Guarantor of the Indenture have been properly authorized by all necessary corporate action on the part of the Minnesota Guarantor.

(4) The Minnesota Guarantor has duly executed and delivered the Indenture.

ASSUMPTIONS, QUALIFICATIONS AND EXCEPTIONS

In rendering the foregoing opinions, we wish to advise you of the following additional assumptions, qualifications and exceptions to which such opinions are subject:

A.	We have relied solely on the Good Standing Certificate as to the opinion set forth in paragraph (1) above, and we have assumed that the information set forth in such certificate is true and correct as of the date of this opinion letter. We have conducted no independent factual investigation of our own for purposes of rendering the opinions expressed above, but rather have relied, as to the accuracy of all relevant factual matters, on the assumptions set forth below and the statements and information set forth in the Secretary’s Certificate and the Officer’s Certificate, in each case without independent verification thereof or other investigation; provided, however, that our Primary Lawyers have no Actual Knowledge concerning the factual matters upon which reliance is placed that would render such reliance unreasonable. Further, we have not communicated directly with the Company or the Minnesota Guarantor in connection with the preparation of this opinion letter and our communications regarding factual and other matters relevant to the Minnesota Guarantors and the opinions expressed herein have been conducted solely with Byran Cave LLP, lead counsel for the Company with respect to this matter, on behalf of the Company and the Minnesota Guarantor. For purposes hereof, the term “Primary Lawyers” means lawyers in this firm who have given substantive legal attention to representation of the Minnesota Guarantor in connection with this matter, and the term “Actual Knowledge” means the conscious awareness by such Primary Lawyers at the time this opinion letter is delivered of facts or other information without any other investigation.

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B.	This opinion letter is limited to the laws of the State of Minnesota.

C.	We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof.

D.	We have relied, without investigation, upon the following assumptions (i) natural persons who are involved on behalf of the Minnesota Guarantor have sufficient legal capacity to enter into and perform the transactions contemplated by the Indenture and to carry out their role in such transactions; (ii) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine; and (iii) documents reviewed by us, including the Indenture, would be enforced as written.

E.	The opinions expressed above are limited to the specific issues addressed and to laws and facts existing on the date hereof. By rendering our opinions, we do not undertake to advise you with respect to any other matter or of any change in such laws or in the interpretation thereof, or of any change in facts, that may occur after the date hereof.

F.	The opinions expressed above do not address any of the following legal issues: (i) compliance with fiduciary duty and conflict of interest requirements; and (ii) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing.

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We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to being named in the prospectus forming a part of the Registration Statement under the caption “Legal Opinions” with respect to the matters stated therein without implying or admitting that we are “experts” within the meaning of the Securities Act, or other rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By	/s/ Jennifer R. Mewaldt
Jennifer R. Mewaldt